Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated September 29, 2021, with respect to the statement of changes in net assets for the year ended July 31, 2021 and the financial highlights for each of the years in the four year period ended July 31, 2021 (each of the years in the three-year period ended July 31, 2021 and the period from June 6, 2018 (commencement of operations) to July 31, 2018 for Ranger Micro Cap Fund) of Ranger Small Cap Fund and Ranger Micro Cap Fund, each a series of Ranger Funds Investment Trust, incorporated herein by reference.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

May 26, 2023